Mail Stop 4561

      August 9, 2005

Patrick K. Gill
Chief Executive Officer
2445 84th Street, S.W.
Byron Center, Michigan 49315

      Re:	O.A.K. Financial Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		File No. 000-22461

Dear Mr. Gill:

   We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



   Form 10-K for the year ended December 31, 2004:

1. Please tell us your basis, including the specific guidance upon which you rely, for recording insurance premiums and brokerage fees.

2. If you are underwriting insurance contracts, please tell us how you record the costs associated with underwriting such contracts.

3. Please tell us how you determined that your income recognition method related to each of your insurance products is in accordance with GAAP. Tell us how you considered the guidance of SAB Topic 13 and address the following as they relate to each type of product:

* Explain the typical coverage period (i.e. monthly, annually, etc);
* At what point of the transaction do you substantially complete or fulfill the contractual terms of the sales arrangement;
* When is collection of the insurance commission received (i.e. up-front, monthly, quarterly, etc);
* Is any portion of the insurance commission refundable and if so, what are the terms;
We may have further comments.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Nancy Maloney Staff Accountant at (202) 551-3427 or me at (202) 551-3490 if you have questions.

   							Sincerely,

Donald Walker
Senior Assistant Chief Accountant



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Patrick K. Gill
O.A.K. Financial Corporation
August 9, 2005
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